Brad Rodgers, VP and Senior Counsel

brad.rodgers@protective.com

(205) 268-1113 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

June 4, 2020

VIA E-MAIL AND EDGAR

Ms. Elisabeth Bentzinger

Disclosure Review Office 3

Division of Investment Management

U.S. Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

RE:        Initial Registration Statement on Form N-4 for

Protective Investors Benefit Advisory Variable Annuity NY (333-238855)

Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life (File No. 811-8537)

Dear Ms. Bentzinger:

On behalf of Protective Life and Annuity Insurance Company (the “Company”), I have enclosed for your convenience a copy of the above-referenced initial registration statement (the “Registration Statement”) filed with the Securities and Exchange Commission on June 1, 2020. The Registration Statement was filed under the Securities Act of 1933 (the “Securities Act”) to register a new variable annuity contract, the Protective Investors Benefit Advisory Variable Annuity NY, which we hope to have effective on or before August 15, 2020.

The Company respectfully requests that the Staff afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984). Accordingly, enclosed is a marked copy of the prospectus and statement of additional information (“SAI”) from the Registration Statement. The disclosure in the prospectus and SAI for the Protective Investors Benefit Advisory Variable Annuity NY (the “New York Contract”) is substantially similar to the disclosure in the prospectus and SAI in the Form N-4 Registration Statement for the Protective Investors Benefit Advisory Variable Annuity filed on April 20, 2020 (333-237747) (the “non-New York Contract”). The prospectus and SAI for the New York Contract have been marked against the prospectus and SAI for the non-New York Contract.

For the Registration Statements mentioned above, the differences between the two products are limited to the New York specific requirements since the Protective Investors Benefit Advisory Variable Annuity NY will only be issued in New York. They are as follows:

1.	The Annual Contract Maintenance Fee is $30 for the New York Contract and $35 for the non-New York Contract.

2.	The Right to Cancel provisions for the non-New York product vary depending on the State in which the Contract is issued, whereas the New York Contract follows the requirements of the State of New York.

3.	New York does not currently impose premium taxes on variable annuities, while other states may impose premium taxes.

* * *

If you have any questions or comments regarding the Registration Statement, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statement, please call the undersigned at (205) 268-1113 or Tom Bisset at (202) 383-0118. As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Brad Rodgers
Brad Rodgers
VP and Senior Counsel
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